SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

NEWS RELEASE

For Further Information:

Juan Diuana Investor Relations Masisa S.A. (56 2) 707-8710 Email: jdiuana@masisa.cl Internet: www.masisa.com	Patrick Kilhaney Citigate Financial Intelligence (212) 840-0008 ext. 273 Email: patrick.kilhaney@citigatefi.com

MASISA S.A. ANNOUNCES ANNUAL SHAREHOLDERS MEETING

(Santiago, Chile, March 28, 2003) — Masisa S.A. (NYSE: MYS), Latin America’s leading wood board manufacturer, today announced that it’s Board of Directors resolved to hold the Company’s Annual Shareholders Meeting on April 24th, 2003.

During the Company’s Ordinary Board Meeting, held yesterday, the Board agreed to hold the Company’s Annual Shareholders Meeting on April 24th, 2003, at 12:00 AM in the Company’s facilities at Jose Manuel Balmaceda N° 8050, Valdivia, Chile.

Pursuant to applicable law, the Shareholders Meeting shall decide upon the following matters:

1.	Annual Report, Financial Statements and External Auditors Report corresponding to fiscal year 2002.
2.	Renewal and appointment of Board members.
3.	Determination of the remuneration of the Board of Directors and remuneration and budget for the Directors´ Committee.
4.	Appointment of External Auditors and Credit Risk Agencies for fiscal year 2003.
5.	Distribution of the profits made during fiscal year 2002, explanation of the dividend policy and of the security measures, and proceedings for dividend payment.
6.	Information regarding the Board resolutions referred to in Article 44 of Law Nº 18.046, Corporations Act.
7.	Other matters, excluding those exclusive to Extraordinary Shareholders Meetings.

The publications and summons to the shareholders shall be made and delivered within the legal and statutory terms.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile and 70% in Argentina. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2003

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.